Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

	For the Years Ended December 31,
	2003	2002	2001	2000	1999
(in thousands, except ratio)
Earnings:
Earnings (losses) before minority interest and equity income (loss)	$(47,229)	$(36,810)	$(47,534)	$(59,897)	$4,970
Fixed Charges	16,548	27,118	37,258	46,592	46,052

Total earnings (losses)	$(30,681)	$(9,692)	$(10,276)	$(13,305)	$51,022
Fixed Charges:
Interest expense	$13,568	$24,058	$34,238	$43,712	$43,572
Assumed interest element included in rent expense	2,980	3,060	3,020	2,880	2,480

Total Fixed Charges	$16,548	$27,118	$37,258	$46,592	$46,052
Earnings available to cover fixed charges	$(30,681)	$(9,692)	$(10,276)	$(13,305)	$51,022
Fixed Charges	16,548	27,118	37,258	46,592	46,052
Ratio of Earnings to Fixed Charges					1.1
Deficit in dollars	$(47,229)	$(36,810)	$(47,534)	$(59,897)	$—